Exhibit 99.1

ENERFLEX PREVAILS IN APPEAL OF MEXICAN LABOR BOARD

DECISION AND ANNOUNCES TIMING OF FIRST QUARTER RESULTS

NEWS RELEASE

CALGARY, Alberta, April 29, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today provided an update with regard to an ongoing legal proceeding in Mexico.

The Tenth Circuit Collegiate Court on Labor Matters in Mexico (the “Court”) has published a decision setting aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico (the “Labor Board”) that had ordered subsidiaries of Exterran Corporation (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately US$125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

In rendering its decision, the Court ruled in favor of Enerflex’s arguments that the Labor Board ruling was in error and had no credible basis in law or fact. The matter has now been returned to the Labor Board to issue a new judgement in accordance with the Court’s ruling and directives, which support the Company’s view that the Labor Board’s ultimate resolution will be immaterial to its financial results.

FIRST QUARTER RESULTS

Enerflex plans to release its financial results and operating highlights for the three months ended March 31, 2024 after markets close on Tuesday, May 7, 2024. Results will be communicated by news release and will be available on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Effective January 1, 2024, the Company has changed its presentation currency from Canadian dollars to United States dollars to provide more relevant reporting of the Company’s financial position.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Wednesday, May 8, 2024 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI477ffdfe2ad74d7696d231977d6266ec. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/bp85brb7/.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to the expectation that the ultimate resolution of the matter by the Labor Board will not be material to the financial results of the Company and the Company’s plans to release its financial results and operating highlights for the first quarter of 2024 on May 7, 2024, and the timing associated therewith.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including those referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,500 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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